UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 31, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 31 July 2026 entitled "Director/PDMR Shareholding".

31 July 2026

Notification of Transactions of Persons Discharging Managerial Responsibilities

Vodafone Group Plc ("Vodafone") announces that the following Persons Discharging Managerial Responsibilities ("PDMRs") were granted Global Long-Term Incentive (GLTI) performance shares and Market Value Share Options (MVSO) on 30 July 2026 under the Vodafone Global Incentive Plan. The vesting of both awards is conditional on continued employment with the Vodafone Group and, for the GLTI, on satisfaction of performance conditions for the three-year performance period ending on 31 March 2029. These conditions will be reviewed and, subject to approval by the Remuneration Committee, will vest on 30 July 2029 unless otherwise stated.

The underlying performance conditions for the GLTI include an adjusted Free Cash Flow range of €8.7bn (threshold) to €10.3bn (maximum) and ESG ambitions of 39% representation in women in management by 31 March 2029 and 81.5% reduction in Scope 1 and 2 emissions versus a FY20 baseline by 31 March 2029.

The tables below sets out the maximum number of GLTI shares granted and these will be reduced accordingly if the Company achieves less than maximum performance. The GLTI awards also attract dividend equivalents.

For the MVSO award, share options will have an exercise price of £1.1123 and the number of options granted to each participant is outlined below.  No consideration was paid for the grant of these awards.  Further details on how the number of options were calculated can be found in the 2026 Directors' Remuneration Report.

The following notifications are made in accordance with DTR 3.1.2-A, incorporating article 19(1) of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award under the Vodafone Global Incentive Plan 2023, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	4,070,955
d)	Aggregated information	Aggregated volume of shares granted: 4,070,955 Aggregated price of shares granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Options over ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of share options under the Vodafone Global Incentive Plan 2023 with an exercise price per share of £1.1123.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	4,885,147
d)	Aggregated information	Aggregated volume of options granted: 4,885,147 Aggregated price of options granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Pilar López
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award under the Vodafone Global Incentive Plan 2023, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,053,176
d)	Aggregated information	Aggregated volume of shares granted: 2,053,176 Aggregated price of shares granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Options over ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of share options under the Vodafone Global Incentive Plan 2023 with an exercise price per share of £1.1123.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,463,813
d)	Aggregated information	Aggregated volume of options granted: 2,463,813 Aggregated price of options granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Marika Auramo
2	Reason for the notification
a)	Position/status	CEO Vodafone Business
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award under the Vodafone Global Incentive Plan 2023, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,434,863
d)	Aggregated information	Aggregated volume of shares granted: 1,434,863 Aggregated price of shares granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Options over ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of share options under the Vodafone Global Incentive Plan 2023 with an exercise price per share of £1.1123.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,721,837
d)	Aggregated information	Aggregated volume of options granted: 1,721,837 Aggregated price of options granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Guillaume Boutin
2	Reason for the notification
a)	Position/status	CEO Vodafone Investments and Strategy
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award under the Vodafone Global Incentive Plan 2023, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,762,113
d)	Aggregated information	Aggregated volume of shares granted: 1,762,113 Aggregated price of shares granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Options over ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of share options under the Vodafone Global Incentive Plan 2023 with an exercise price per share of £1.1123.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,114,537

d)	Aggregated information	Aggregated volume of options granted: 2,114,537 Aggregated price of options granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Maaike de Bie
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award under the Vodafone Global Incentive Plan 2023, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,422,276
d)	Aggregated information	Aggregated volume of shares granted: 1,422,276 Aggregated price of shares granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Options over ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of share options under the Vodafone Global Incentive Plan 2023 with an exercise price per share of £1.1123.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,706,733
d)	Aggregated information	Aggregated volume of options granted: 1,706,733 Aggregated price of options granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Executive Chairman Vodafone Germany and CEO European Markets
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award under the Vodafone Global Incentive Plan 2023, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,265,575
d)	Aggregated information	Aggregated volume of shares granted: 2,265,575 Aggregated price of shares granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Options over ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of share options under the Vodafone Global Incentive Plan 2023 with an exercise price per share of £1.1123.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,718,691
d)	Aggregated information	Aggregated volume of options granted: 2,718,691 Aggregated price of options granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Shameel Joosub
2	Reason for the notification
a)	Position/status	CEO Vodacom Group
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award under the Vodafone Global Incentive Plan 2023, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	461,186
d)	Aggregated information	Aggregated volume of shares granted: 461,186 Aggregated price of shares granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Options over ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of share options under the Vodafone Global Incentive Plan 2023 with an exercise price per share of £1.1123.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	553,424
d)	Aggregated information	Aggregated volume of options granted: 553,424 Aggregated price of options granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ruth McGill
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award under the Vodafone Global Incentive Plan 2023, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,321,585
d)	Aggregated information	Aggregated volume of shares granted: 1,321,585 Aggregated price of shares granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Options over ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of share options under the Vodafone Global Incentive Plan 2023 with an exercise price per share of £1.1123.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,585,903
d)	Aggregated information	Aggregated volume of options granted: 1,585,903 Aggregated price of options granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Scott Petty
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Technology Officer (CTO)
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award under the Vodafone Global Incentive Plan 2023, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,384,518
d)	Aggregated information	Aggregated volume of shares granted: 1,384,518 Aggregated price of shares granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Options over ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of share options under the Vodafone Global Incentive Plan 2023 with an exercise price per share of £1.1123.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,661,422
d)	Aggregated information	Aggregated volume of options granted: 1,661,422 Aggregated price of options granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Chief External and Corporate Affairs Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award under the Vodafone Global Incentive Plan 2023, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,384,518
d)	Aggregated information	Aggregated volume of shares granted: 1,384,518 Aggregated price of shares granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Options over ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of share options under the Vodafone Global Incentive Plan 2023 with an exercise price per share of £1.1123.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,661,422
d)	Aggregated information	Aggregated volume of options granted: 1,661,422 Aggregated price of options granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alberto Ripepi
2	Reason for the notification
a)	Position/status	Group Chief Network Officer (CNO)
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award under the Vodafone Global Incentive Plan 2023, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,444,568
d)	Aggregated information	Aggregated volume of shares granted: 1,444,568 Aggregated price of shares granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Options over ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of share options under the Vodafone Global Incentive Plan 2023 with an exercise price per share of £1.1123.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,733,482
d)	Aggregated information	Aggregated volume of options granted: 1,733,482 Aggregated price of options granted: GBP nil
e)	Date of the transaction	2026-07-30
f)	Place of the transaction	Outside a trading venue

- ends -

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679
About Vodafone Group
everyone.connected

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 17 countries with investments in a further three and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across eight African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's mission is to connect everyone.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 31, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary